Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Three Months Ended June 30, 2004 Actual	Twelve Months Ended June 30, 2004 Actual
Operating Revenues	$67,376,217	$282,850,067

Operating Expenses:
Purchased Gas	64,774,050	271,405,693
Purchased Electric	(577)	(1,247)
Operation	677,409	3,355,094
Depreciation, Depletion
& Amortization	23,459	111,064
Franchise & Other Taxes	77,689	404,063

	65,542,030	275,274,667

Operating Income	1,834,187	7,575,400

Interest Income	221,606	828,559
Interest Expense	(24,381)	15,530

Net Income Before Taxes	2,080,174	8,388,429

Income Taxes:
Federal	412,100	2,514,166
State	105,468	(880)
Deferred	321,826	550,605

	839,394	3,063,891

Net Income	$1,240,780	$5,324,538